File No. 812-15776

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

FIRST TRUST REAL ASSETS FUND, FIRST TRUST PRIVATE CREDIT FUND, FIRST TRUST

PRIVATE ASSETS FUND, FIRST TRUST ALTERNATIVE OPPORTUNITIES FUND, INFINITY CORE

ALTERNATIVE FUND, DESTINY ALTERNATIVE FUND LLC, FIRST TRUST HEDGED STRATEGIES

FUND, FIRST TRUST ENHANCED PRIVATE CREDIT FUND, CORNERSTONE DIVERSIFIED

PORTFOLIO LP, FT ALTERNATIVE PLATFORM I LLC, FT OFFSHORE I LP, VCM CORE

OPPORTUNITIES FUND LLC, FT PRIVATE INVESTMENT PLATFORM I LLC, FT REAL ESTATE

PLATFORM I LLC, DESTINY ALTERNATIVE FUND II LLC, CP SPECIAL ASSETS FUND LLC, PARK

SHORE MULTI ASSET STRATEGY FUND LLC, AARON WEALTH PRIVATE ACCESS FUND LLC,

FIRST TRUST CAPITAL MANAGEMENT L.P., VIVALDI CAPITAL MANAGEMENT LP, FTRAF SUB1

LLC, FTPCF SUB1 LLC, FTPCF CAYMAN SUB1 LTD., FT INVESTMENTS SUB I LLC, FTAOF

CAYMAN SUB1 LTD., FTAOF SUB1 LLC, AND FTEPCF CAYMAN SUB1 LTD.

225 W. Wacker Drive, 21st Floor

Chicago, IL 60606

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS

17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE

INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS

OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1

UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Marc D. Bassewitz, Esq.

First Trust Capital Management L.P.

225 W. Wacker Drive, 21st Floor

Chicago, IL 60606

(312) 500-4386

mbassewitz@firsttrustcapital.com

Copies to:

Joshua B. Deringer, Esq. Faegre Drinker Biddle & Reath LLP One Logan Square, Ste. 2000 Philadelphia, PA 19103 (215) 988-2959 joshua.deringer@faegredrinker.com	Veena K. Jain Faegre Drinker Biddle & Reath LLP 320 S. Canal Street, Ste. 3300 Chicago, IL 60606 (312) 569-1167 veena.jain@faegredrinker.com

June 17, 2025

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

:
IN THE MATTER OF	:	FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER
	:	PURSUANT TO SECTIONS 17(d) AND 57(i)
FIRST TRUST REAL ASSETS FUND	:	OF THE INVESTMENT COMPANY ACT OF
FIRST TRUST PRIVATE CREDIT FUND	:	1940 AND RULE 17d-1 UNDER THE
FIRST TRUST PRIVATE ASSETS FUND	:	INVESTMENT COMPANY ACT OF 1940
FIRST TRUST ALTERNATIVE OPPORTUNITIES FUND	:	PERMITTING CERTAIN JOINT
INFINITY CORE ALTERNATIVE FUND	:	TRANSACTIONS OTHERWISE
DESTINY ALTERNATIVE FUND LLC	:	PROHIBITED BY SECTIONS 17(d) AND
FIRST TRUST HEDGED STRATEGIES FUND	:	57(a)(4) OF AND RULE 17d-1 UNDER THE
FIRST TRUST ENHANCED PRIVATE CREDIT FUND	:	INVESTMENT COMPANY ACT OF 1940
CORNERSTONE DIVERSIFIED PORTFOLIO LP	:
FT ALTERNATIVE PLATFORM I LLC	:
FT OFFSHORE I LP	:
VCM CORE OPPORTUNITIES FUND LLC	:
FT PRIVATE INVESTMENT PLATFORM I LLC	:
FT REAL ESTATE PLATFORM I LLC	:
DESTINY ALTERNATIVE FUND II LLC	:
CP SPECIAL ASSETS FUND LLC	:
PARK SHORE MULTI ASSET STRATEGY FUND LLC	:
AARON WEALTH PRIVATE ACCESS FUND LLC	:
FIRST TRUST CAPITAL MANAGEMENT L.P.	:
VIVALDI CAPITAL MANAGEMENT LP	:
FTRAF SUB1 LLC	:
FTPCF SUB1 LLC	:
FTPCF CAYMAN SUB1 LTD.	:
FT INVESTMENTS SUB I LLC	:
FTAOF CAYMAN SUB1 LTD.	:
FTAOF SUB1 LLC	:
FTEPCF CAYMAN SUB1 LTD.	:
:
225 W. Wacker Drive, 21st Floor	:
Chicago, IL 60606	:
:
File No. 812-15776	:

I.            SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act” or “Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on March 26, 2024 under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act

 1 Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act  (the “Prior Order”), with the result that no person will continue to rely on the Prior Order if the Order is granted.2

•	First Trust Real Assets Fund, a closed-end management investment company registered under the Act (“FTRA”);

•	First Trust Private Credit Fund, a closed-end management investment company registered under the Act (“FTPC”);

•	First Trust Private Assets Fund, a closed-end management investment company registered under the Act (“FTPA”);

•	First Trust Alternative Opportunities Fund, a closed-end management investment company registered under the Act (“FTAOF”);

•	Infinity Core Alternative Fund, a closed-end management investment company registered under the Act (“ICAF”);

•	Destiny Alternative Fund LLC, a closed-end management investment company registered under the Act (“Destiny”);

•	First Trust Hedged Strategies Fund, a closed-end management investment company registered under the Act (“FTHS”);

•	First Trust Enhanced Private Credit Fund, a closed-end management investment company registered under the Act (“FTEPC” and, together with FTRA, FTPC, FTPA, FTAOF, ICAF, Destiny, and FTHS, the “Existing Regulated Funds”);

•	Certain vehicles (as identified in Schedule A hereto) (the “Existing Wholly-Owned Subsidiaries”), each of which is a separate and distinct legal entity and each of which is a Wholly-Owned Investment Sub (as defined below) of an Existing Regulated Fund;

•	Certain existing Affiliated Funds (as identified in Schedule B hereto), each of which is a separate and distinct legal entity that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (the “Existing Affiliated Funds”);

•	First Trust Capital Management L.P., the investment adviser to the Existing Regulated Funds and all but one of the Existing Affiliated Funds (as identified in Schedule B hereto) (“FTCM”);

•	Vivaldi Capital Management LP, the investment adviser to Cornerstone Diversified Portfolio LP (“VCM” and, together with FTCM, “Existing Advisers” and, together with the Existing Regulated Funds, Existing Wholly-Owned Subsidiaries and the Existing Affiliated Funds, the “Applicants”).[3]

2 First Trust Real Assets Fund, et al. (File No. 812-15381), Release No. IC-35150 (February 28, 2024) (notice), Release No. IC-35164 (March 26, 2024) (order).

3 All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this amended and restated application for the Order (the “Application”) would allow a Regulated Fund4 and one or more Affiliated Entities5 to engage in Co-Investment Transactions6 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”7 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.8

4 “Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

5 “Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

6 “Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

7 “Adviser” means FTCM, Vivaldi, and any other investment adviser controlling, controlled by, or under common control with FTCM and/or Vivaldi. The term “Adviser” also includes any internally-managed Regulated Fund.

8 See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

II.            GENERAL DESCRIPTION OF THE APPLICANTS

A.            FTRA

FTRA was organized under the Delaware Statutory Trust Act on December 8, 2021. FTRA is a closed-end management investment company that operates as an interval fund pursuant to Rule 23c-3 under the Act. FTRA commenced investment operations on May 2, 2022. FTRA intends to continue to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended. FTRA’s principal office is 235 West Galena Street, Milwaukee, WI 53212.

FTRA’s investment objective is to achieve long-term real return through current income and long-term capital appreciation. FTRA has a four-member board (the “FTRA Board”), of which three members are not “interested” persons of the Fund within the meaning of Section 2(a)(19) of the Act.9

B.            FTPC

FTPC was organized under the Delaware Statutory Trust Act on February 14, 2022. FTPC is a closed-end management investment company that operates as an interval fund pursuant to Rule 23c-3 under the Act. FTPC commenced investment operations on May 9, 2022. FTPC intends to continue to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended. FTPC’s principal office is 235 West Galena Street, Milwaukee, WI 53212.

FTPC’s investment objective is to produce current income. FTPC has a four-member board (the “FTPC Board”), of which three members are not “interested” persons of the Fund within the meaning of Section 2(a)(19) of the Act.

C.            FTPA

FTPA was organized under the Delaware Statutory Trust Act on February 14, 2022. FTPA is a closed-end management investment company registered under the Act. FTPA commenced investment operations on January 3, 2023. FTPA intends to continue to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended. FTPA’s principal office is 235 West Galena Street, Milwaukee, WI 53212.

FTPA’s investment objective is to generate capital appreciation over the medium- and long-term through investments in private assets globally. FTPA has a four-member board (the “FTPA Board”), of which three members are not “interested” persons of the Fund within the meaning of Section 2(a)(19) of the Act.

D.            FTAOF

FTAOF was organized under the Delaware Statutory Trust Act on July 5, 2016. FTAOF is a closed-end management investment company that operates as an interval fund pursuant to Rule 23c-3 under the Act. FTAOF commenced investment operations on June 12, 2017. FTAOF intends to continue to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended. FTAOF’s principal office is 235 West Galena Street, Milwaukee, WI 53212.

FTAOF’s investment objective is to seek to achieve long-term capital appreciation by pursuing positive absolute returns across market cycles. FTAOF has a four-member board (the “FTAOF Board”), of which three members are not “interested” persons of the Fund within the meaning of Section 2(a)(19) of the Act.

E.            ICAF

9 The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the Act.

ICAF was organized under the Maryland Statutory Trust Act on August 15, 2013. ICAF is a closed-end management investment company registered under the Act. ICAF commenced investment operations on October 1, 2013. ICAF intends to continue to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended. ICAF’s principal office is 235 West Galena Street, Milwaukee, WI 53212.

ICAF’s investment objective is long term capital growth. ICAF has a four-member board (the “ICAF Board”), of which three members are not “interested” persons of the Fund within the meaning of Section 2(a)(19) of the Act.

F.             Destiny

Destiny was organized under the Delaware Limited Liability Company Act on August 14, 2020. Destiny is a closed-end management investment company registered under the Act. Destiny commenced investment operations as a registered investment company on July 1, 2022. Destiny’s principal office is 235 West Galena Street, Milwaukee, WI 53212.

Destiny’s investment objective is to seek long-term capital appreciation. Destiny has a four-member board (the “Destiny Board”), of which three members are not “interested” persons of the Fund within the meaning of Section 2(a)(19) of the Act.

G.            FTHS

FTHS was organized under the Delaware Statutory Trust Act on March 22, 2023. FTHS is a closed-end management investment company that operates as an interval fund pursuant to Rule 23c-3 under the Act. FTHS commenced investment operations on July 3, 2023. FTHS intends to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended. FTHS’ principal office is 235 West Galena Street, Milwaukee, WI 53212.

FTHS’ investment objective is to seek long-term capital appreciation. FTHS has a four-member board (the “FTHS Board”), of which three members are not “interested” persons of the Fund within the meaning of Section 2(a)(19) of the Act.

H.            FTEPC

FTEPC was organized under the Delaware Statutory Trust Act on April 10, 2024. FTEPC is a closed-end management investment company registered under the Act. FTEPC commenced investment operations on July 1, 2024. FTEPC intends to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended. FTEPC’s principal office is 235 West Galena Street, Milwaukee, WI 53212.

FTEPC’s investment objective is to achieve total return through income and capital appreciation. FTEPC has a four-member board (the “FTEPC Board”), of which three members are not “interested” persons of the Fund within the meaning of Section 2(a)(19) of the Act.

I.             The Existing Affiliated Funds

Each Existing Affiliated Fund is a Delaware limited partnership, Delaware limited liability company, or Cayman limited partnership that is a privately-offered fund that would be an “investment company” but for Section 3(c)(1) or Section 3(c)(7) of the Act.10

10 In the future, the Affiliated Fund may register as a closed-end management investment company under the Act and, if so registered, will be considered a Regulated Fund for purposes of this application.

Cornerstone Diversified Portfolio LP was organized in October 18, 2010 as a Delaware limited partnership. Its primary investment objective is to achieve long-term capital growth.

FT Alternative Platform I LLC was organized in April 15, 2013 as a Delaware limited liability company. Its primary investment objective is to achieve capital appreciation.

FT Offshore I LP was organized in May 10, 2017 as a Cayman limited partnership. Its primary investment objective is to achieve capital appreciation.

VCM Core Opportunities Fund LLC was organized in June 30, 2014 as a Delaware limited liability company. Its primary investment objective is to achieve capital appreciation.

FT Private Investment Platform I LLC was organized in September 5, 2018 as a Delaware limited liability company. Its primary investment objective is to achieve capital appreciation.

FT Real Estate Platform I LLC was organized in August 30, 2019 as a Delaware limited liability company. Its primary investment objective is to achieve total returns through income and capital appreciation.

Destiny Alternative Fund II LLC was organized in March 16, 2021 as a Delaware limited liability company. Its primary investment objective is to achieve capital appreciation.

CP Special Assets Fund LLC was organized in September 12, 2023 as a Delaware limited liability company. Its primary investment objective is to achieve capital appreciation.

Park Shore Multi Asset Strategy Fund LLC was organized in May 22, 2023 as a Delaware limited liability company. Its primary investment objective is to achieve capital appreciation.

Aaron Wealth Private Access Fund LLC was organized in May 7, 2024 as a Delaware limited liability company. Its primary investment objective is to achieve capital appreciation.

Each Existing Affiliated Fund has its own respective managing member or general partner with general ultimate responsibility for the management and operations of such Existing Affiliated Fund. Each managing member to an Existing Affiliated Fund is managed by a general partner, and each general partner to an Existing Affiliated Fund is managed by a managing member. FTCM and VCM serve as investment advisers to the Existing Affiliated Funds.

J.            Existing Advisers

Existing Advisers serve as the investment adviser of each Existing Regulated Fund and Existing Affiliated Fund, as applicable, and either they or another Adviser will serve as the investment adviser to any Future Regulated Fund. Each Existing Investment Adviser is a Delaware limited partnership and is a registered investment adviser with the Commission under the Advisers Act. On the date of this Application, FTCM’s sole clients that intend to rely on the Order are the Existing Regulated Funds and, as applicable, Existing Affiliated Funds listed on Schedule B hereto. On the date of this Application, VCM’s sole clients that intend to rely on the Order are, as applicable, listed on Schedule B hereto.

FTCM operates as a wholly-owned subsidiary of First Trust Capital Solutions L.P., a Delaware limited partnership (“FTCS”). FTCS is a joint venture between VFT Holdings, L.P., a Delaware limited partnership (“VFT”), and First Trust Capital Partners, LLC, an Illinois limited liability company. FTCM is an asset management firm that specializes in providing investment management services as the adviser, sub-adviser or manager to pooled investment vehicles, including funds registered under the 1940 Act and private investment funds (including funds offering alternative investments), and separately managed accounts for other registered investment advisors. FTCM’s principal office is in Chicago, Illinois.

VCM is primarily owned by VFT. VCM is an investment advisory firm that specializes in providing integrated wealth management solutions to high-net-worth individuals, family offices and institutions and their related entities, including trusts and retirement plans. VCM’s principal office is in Chicago, Illinois.

Under the terms of an investment advisory agreement with each Existing Regulated Fund and each Existing Affiliated Fund, respectively, FTCM (and VCM in the case of Cornerstone Diversified Portfolio LP) will, among other things, manage the investment portfolio, direct purchases and sales of portfolio securities and report thereon to each Existing Regulated Fund’s and the Existing Affiliated Fund’s officers and directors/manager regularly.

III.           ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.             Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”11 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.             Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the

11 Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). VCM is primarily owned by VFT and FTCM is indirectly owned by VFT; both VCM and FTCM, are under common control, and are thus affiliated persons of each other. Accordingly, with respect to VCM and FTCM, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with VCM and FTCM, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C.             Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1.             Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.12

2.             Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,13 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,14 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3.             Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the

12 Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

13 Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

14 Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.15

4.             No Remuneration. Any transaction fee16 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5.             Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.17

6.             Dispositions:

(a)            Prior to any Disposition18 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b)            Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.19

7.             Board Oversight

15 Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

16 Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

17 The Affiliated Entities may adopt shared Co-Investment Policies.

18 “Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

19 “Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

(a)            Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b)            Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)            At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d)            Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e)            The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8.             Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).20

9.             In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.            STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.            Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or

20 If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.            Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.             PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).21 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

21 See, e.g., FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); BlackRock Credit Strategies Fund, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); New Mountain Capital, L.L.C., et al. (File No. 812-15739), Release No. IC-35539 (April 16, 2025) (notice), Release No. IC-35584 (May 13, 2025) (order); Aether Infrastructure & Natural Resources Fund, et al. (File No. 812-15749), Release No. IC-35541 (April 17, 2025) (notice), Release No. IC-35585 (May 13, 2025) (order); Midcap Financial Investment Corporation, et al. (File No. 812-15725), Release No. IC-35540 (April 16, 2025) (notice), Release No. IC-35588 (May 14, 2025) (order); PGIM, Inc., et al. (File No. 812-15737), Release No. IC-35546 (April 22, 2025) (notice), Release No. IC-35594 (May 20, 2025) (order); Jefferies Finance LLC, et al. (File No. 812-15748), Release No. IC-35545 (April 22, 2025) (notice), Release No. IC-35596 (May 20, 2025) (order); Goldman Sachs BDC, Inc., et al. (File No. 812-15711), Release No. IC-35559 (April 25, 2025) (notice), Release No. IC-35597 (May 21, 2025) (order); Adams Street Private Equity Navigator Fund LLC, et al. (File No. 812-15634), Release No. IC-35560 (April 28, 2025) (notice), Release No. IC-35609 (May 27, 2025) (order); Ares Capital Corporation, et al. (File No. 812-15483), Release No. IC-35564 (May 1, 2025) (notice), Release No. IC-35611 (May 28, 2025) (order); Franklin Lexington Private Markets Fund, et al. (File No. 812-15752), Release No. IC-35563 (April 30, 2025) (notice), Release No. IC- 35614 (May 28, 2025) (order); AGTB Fund Manager, LLC, et al. (File No. 812-15758), Release No. IC-35568 (May 5, 2025) (notice), Release No. IC-35616 (May 30, 2025) (order); Morgan Stanley Direct Lending Fund, et al. (File No. 812-15738), Release No. IC-35574 (May 7, 2025) (notice), Release No. IC-35619 (June 3, 2025) (order); Varagon Capital Corporation, et al. (File No. 812-15757), Release No. IC-35578 (May 7, 2025) (notice), Release No. IC-35620 (June 3, 2025) (order); Nomura Alternative Income Fund, et al. (File No. 812-15759), Release No. IC- 35575 (May 7, 2025) (notice), Release No. IC-35621 (June 3, 2025) (order); First Eagle Private Credit Fund, et al. (File No. 812-15754), Release No. IC- 35569 (May 5, 2025) (notice), Release No. IC-35623 (June 3, 2025) (order); T. Rowe Price OHA Private Credit Fund, et al. (File No. 812-15735), Release No. IC-35583 (May 13, 2025) (notice), Release No. IC-35628 (June 10, 2025) (order); 5C Lending Partners Corp., et al. (File No. 812-15769), Release No. IC-35590 (May 16, 2025) (notice), Release No. IC-35631 (June 11, 2025) (order).

VI.            PROCEDURAL MATTERS

A.            Communications

Please address all communications concerning this Application, the Notice and the Order to:

Marc D. Bassewitz, Esq.

First Trust Capital Management L.P.

225 W. Wacker Drive, 21st Floor

Chicago, IL 60606

(312) 500-4386

mbassewitz@firsttrustcapital.com

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Joshua B. Deringer, Esq. Faegre Drinker Biddle & Reath LLP One Logan Square, Ste. 2000 Philadelphia, PA 19103 (215) 988-2959 joshua.deringer@faegredrinker.com	Veena K. Jain Faegre Drinker Biddle & Reath LLP 320 S. Canal Street, Ste. 3300 Chicago, IL 60606 (312) 569-1167 veena.jain@faegredrinker.com

B.            Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 17th day of June, 2025.

First Trust Real Assets Fund

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	President

First Trust Private Credit Fund

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	President

First Trust Private Assets Fund

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	President

First Trust Alternative Opportunities Fund

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	President

Infinity Core Alternative Fund

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	President

Destiny Alternative Fund LLC

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	President

First Trust Hedged Strategies Fund

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	President

First Trust Enhanced Private Credit Fund

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	President

Cornerstone Diversified Portfolio LP

By:	/s/ Frank Pellicori
Name:	Frank Pellicori
Title:	President

FT Alternative Platform I LLC

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	Chief Executive Officer

FT Offshore I LP

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	Chief Executive Officer

VCM Core Opportunities Fund LLC

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	Chief Executive Officer

FT Private Investment Platform I LLC

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	Chief Executive Officer

FT Real Estate Platform I LLC

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	Chief Executive Officer

Destiny Alternative Fund II LLC

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	Chief Executive Officer

CP Special Assets Fund LLC

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	Chief Executive Officer

Park Shore Multi Asset Strategy Fund LLC

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	Chief Executive Officer

Aaron Wealth Private Access Fund LLC

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	Chief Executive Officer

First Trust Capital Management L.P.

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	Chief Executive Officer

Vivaldi Capital Management LP

By:	/s/ Frank Pellicori
Name:	Frank Pellicori
Title:	President

FTRAF Sub1 LLC

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	Authorized Person

FTPCF Sub1 LLC

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	Authorized Person

FTPCF Cayman Sub1 Ltd.

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	Authorized Person

FT Investments Sub I LLC

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	Authorized Person

FTAOF Cayman Sub1 Ltd.

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	Authorized Person

FTAOF Sub1 LLC

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	Authorized Person

FTEPCF Cayman Sub1 Ltd.

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	Authorized Person

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of First Trust Real Assets Fund, that he is the President of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

First Trust Real Assets Fund

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	President

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of First Trust Private Credit Fund, that he is the President of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

First Trust Private Credit Fund

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	President

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of First Trust Private Assets Fund, that he is the President of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

First Trust Private Assets Fund

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	President

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of First Trust Alternative Opportunities Fund, that he is the President of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

First Trust Alternative Opportunities Fund

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	President

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Infinity Core Alternative Fund, that he is the President of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Infinity Core Alternative Fund

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	President

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Destiny Alternative Fund LLC, that he is the President of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Destiny Alternative Fund LLC

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	President

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of First Trust Hedged Strategies Fund, that he is the President of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

First Trust Hedged Strategies Fund

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	President

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of First Trust Enhanced Private Credit Fund, that he is the President of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

First Trust Enhanced Private Credit Fund

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	President

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Cornerstone Diversified Portfolio LP, that he is the President of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Cornerstone Diversified Portfolio LP

By:	/s/ Frank Pellicori
Name:	Frank Pellicori
Title:	President

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of FT Alternative Platform I LLC, that he is the Chief Executive Officer of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

FT Alternative Platform I LLC

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	Chief Executive Officer

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of FT Offshore I LP, that he is the Chief Executive Officer of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

FT Offshore I LP

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	Chief Executive Officer

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of VCM Core Opportunities Fund LLC, that he is the Chief Executive Officer of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

VCM Core Opportunities Fund LLC

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	Chief Executive Officer

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of FT Private Investment Platform I LLC, that he is the Chief Executive Officer of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

FT Private Investment Platform I LLC

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	Chief Executive Officer

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of FT Real Estate Platform I LLC, that he is the Chief Executive Officer of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

FT Real Estate Platform I LLC

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	Chief Executive Officer

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Destiny Alternative Fund II LLC, that he is the Chief Executive Officer of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Destiny Alternative Fund II LLC

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	Chief Executive Officer

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of CP Special Assets Fund LLC, that he is the Chief Executive Officer of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CP Special Assets Fund LLC

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	Chief Executive Officer

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Park Shore Multi Asset Strategy Fund LLC, that he is the Chief Executive Officer of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Park Shore Multi Asset Strategy Fund LLC

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	Chief Executive Officer

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Aaron Wealth Private Access Fund LLC, that he is the Chief Executive Officer of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Aaron Wealth Private Access Fund LLC

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	Chief Executive Officer

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of First Trust Capital Management L.P., that he is the Chief Executive Officer of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

First Trust Capital Management L.P.

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	Chief Executive Officer

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Vivaldi Capital Management LP, that he is the President of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Vivaldi Capital Management LP

By:	/s/ Frank Pellicori
Name:	Frank Pellicori
Title:	President

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of FTRAF Sub1 LLC, that he is the Authorized Person of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

FTRAF Sub1 LLC

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	Authorized Person

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of FTPCF Sub1 LLC, that he is the Authorized Person of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

FTPCF Sub1 LLC

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	Authorized Person

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of FTPCF Cayman Sub1 Ltd., that he is the Authorized Person of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

FTPCF Cayman Sub1 Ltd.

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	Authorized Person

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of FT Investments Sub I LLC, that he is the Authorized Person of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

FT Investments Sub I LLC

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	Authorized Person

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of FTAOF Cayman Sub1 Ltd., that he is the Authorized Person of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

FTAOF Cayman Sub1 Ltd.

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	Authorized Person

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of FTAOF Sub1 LLC, that he is the Authorized Person of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

FTAOF Sub1 LLC

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	Authorized Person

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of FTEPCF Cayman Sub1 Ltd., that he is the Authorized Person of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

FTEPCF Cayman Sub1 Ltd.

By:	/s/ Michael Peck
Name:	Michael Peck
Title:	Authorized Person

EXHIBIT A

Resolutions of Board of Trustees of First Trust Real Assets Fund.

Approval of Filing Section 17(d) Application for Co-Investment Relief

WHEREAS, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of First Trust Capital Management L.P. and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

Resolutions of Board of Trustees of First Trust Private Credit Fund.

Approval of Filing Section 17(d) Application for Co-Investment Relief

WHEREAS, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of First Trust Capital Management L.P. and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

Resolutions of Board of Trustees of First Trust Private Assets Fund.

Approval of Filing Section 17(d) Application for Co-Investment Relief

WHEREAS, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of First Trust Capital Management L.P. and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

Resolutions of Board of Trustees of First Trust Alternative Opportunities Fund.

Approval of Filing Section 17(d) Application for Co-Investment Relief

WHEREAS, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of First Trust Capital Management L.P. and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

Resolutions of Board of Trustees of Infinity Core Alternative Fund.

Approval of Filing Section 17(d) Application for Co-Investment Relief

WHEREAS, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of First Trust Capital Management L.P. and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

Resolutions of Board of Managers of Destiny Alternative Fund LLC.

Approval of Filing Section 17(d) Application for Co-Investment Relief

WHEREAS, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of First Trust Capital Management L.P. and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

Resolutions of Board of Trustees of First Trust Hedged Strategies Fund.

Approval of Filing Section 17(d) Application for Co-Investment Relief

WHEREAS, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of First Trust Capital Management L.P. and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the

1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

Resolutions of Board of Trustees of First Trust Enhanced Private Credit Fund.

Approval of Filing Section 17(d) Application for Co-Investment Relief

WHEREAS, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of First Trust Capital Management L.P. and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

Schedule A

Existing Wholly-Owned Subsidiaries

FTRAF Sub1 LLC, a wholly-owned subsidiary of First Trust Real Assets Fund.

FTPCF Sub1 LLC, a wholly-owned subsidiary of First Trust Private Credit Fund.

FTPCF Cayman Sub1 Ltd., a wholly-owned subsidiary of First Trust Private Credit Fund.

FT Investments Sub I LLC, a wholly-owned subsidiary of First Trust Private Assets Fund.

FTAOF Cayman Sub1 Ltd., a wholly-owned subsidiary of First Trust Alternative Opportunities Fund.

FTAOF Sub1 LLC, a wholly-owned subsidiary of First Trust Alternative Opportunities Fund.

FTEPCF Cayman Sub1 Ltd., a wholly-owned subsidiary of First Trust Enhanced Private Credit Fund.

Schedule B

Existing Affiliated Funds

Cornerstone Diversified Portfolio LP, which is an entity whose investment adviser is Vivaldi Capital Management LP and that would be an investment company but for Section 3(c)(1) of the Act.

FT Alternative Platform I LLC, which is an entity whose investment adviser is First Trust Capital Management L.P. and that would be an investment company but for Section 3(c)(7) of the Act.

FT Offshore I LP, which is an entity whose investment adviser is First Trust Capital Management L.P. and that would be an investment company but for Section 3(c)(7) of the Act.

VCM Core Opportunities Fund LLC, which is an entity whose investment adviser is First Trust Capital Management L.P. and that would be an investment company but for Section 3(c)(7) of the Act.

FT Private Investment Platform I LLC, which is an entity whose investment adviser is First Trust Capital Management L.P. and that would be an investment company but for Section 3(c)(7) of the Act.

FT Real Estate Platform I LLC, which is an entity whose investment adviser is First Trust Capital Management L.P. and that would be an investment company but for Section 3(c)(7) of the Act.

Destiny Alternative Fund II LLC, which is an entity whose investment adviser is First Trust Capital Management L.P. and that would be an investment company but for Section 3(c)(7) of the Act.

CP Special Assets Fund LLC, which is an entity whose investment adviser is First Trust Capital Management L.P. and that would be an investment company but for Section 3(c)(7) of the Act.

Park Shore Multi Asset Strategy Fund LLC, which is an entity whose investment adviser is First Trust Capital Management L.P. and that would be an investment company but for Section 3(c)(7) of the Act.

Aaron Wealth Private Access Fund LLC, which is an entity whose investment adviser is First Trust Capital Management L.P. and that would be an investment company but for Section 3(c)(7) of the Act.